Exhibit 99.1

Teva Announces Closing of Public Offerings of American Depositary Shares and Mandatory Convertible Preferred

Shares in Connection with Pending Acquisition of Actavis Generics

Jerusalem, December 8, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that it has closed its previously announced offerings totaling $6.75 billion, consisting of 54 million American Depositary Shares (“ADSs”), each representing one Teva ordinary share, at $62.50 per ADS and 3,375,000 of its 7.00% Mandatory Convertible Preferred Shares at $1,000.00 per share.

The net proceeds from the ADS offering and the Mandatory Convertible Preferred Shares offering were approximately $3.29 billion each, after estimated underwriting discounts, commissions and offering expenses payable by Teva. Teva intends to use the net proceeds from these offerings towards the cash portion of the purchase price for its previously announced acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and related fees and expenses, for the pending acquisition of Rimsa or otherwise for general corporate purposes. If for any reason the acquisitions do not close, Teva expects to use the net proceeds from these offerings for general corporate purposes. In addition, the underwriters in each offering have been granted an option to purchase up to an additional 10% of the ADSs and up to an additional 10% of the Mandatory Convertible Preferred Shares, in each case, solely to cover overallotments, if any.

Barclays, BofA Merrill Lynch, Citigroup, Morgan Stanley, BNP PARIBAS, Credit Suisse, HSBC, Mizuho Securities, RBC Capital Markets and SMBC Nikko acted as the joint book-running managers for the offerings. Rothschild served as financial advisor to Teva in connection with the offerings.

Willkie Farr & Gallagher LLP and Tulchinsky Stern Marciano Cohen Levitski & Co. represented Teva in the offerings. Cleary Gottlieb Steen & Hamilton LLP and Herzog Fox & Neeman represented the underwriters.

The offerings were made pursuant to a prospectus and related prospectus supplements that constitute a part of Teva’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) on Form F-3 on November 30, 2015. Each offering was made only by means of a prospectus supplement and accompanying base prospectus, together with the information incorporated by reference therein. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Teva, any underwriter or any dealer that participated in the applicable offering will arrange to send you the prospectus and related prospectus supplement(s) if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 at 1 (888) 603-5847 and barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717 at 1 (800) 831-9146; Merrill Lynch, Pierce Fenner & Smith Incorporated, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, at dg.prospectus_requests@baml.com; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any security of Teva, nor will there be any sale of any such security in any jurisdiction in which such offer, sale or solicitation would be unlawful. The offerings may be made only by means of the applicable prospectus supplement and accompanying base prospectus. In particular, the offer and sale of the Mandatory Convertible Preferred Shares can only be conducted outside of Israel.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Cautionary Notice Regarding Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions (such as our pending Actavis Generics and Rimsa acquisitions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, corruption or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our security data; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for new generic products; potential liability in the U.S., Europe and other foreign markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to retain key personnel, or to attract additional executive and managerial talent; any failures to comply with the complex Medicare and Medicaid reporting and payment obligations; significant impairments charges relating to intangible assets goodwill and property, plant and equipment; the effects of the increase of leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or a change in our business; variations in patent laws that may adversely affect our ability to manufacture products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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